                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)


                              Glacier Bancorp Inc.
                              -------------------
                                (Name of Issuer)

                                 Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  376376 10 9
                                  -----------
                                 (CUSIP Number)



  Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7.)

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  376376 10 9      13G


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Norwest Corporation
          Tax Identification No.  41-0449260


- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*        (A)   ______
                                                              (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- --------------------------------------------------------------------------------
  NUMBER OF     5   SOLE VOTING POWER

   SHARES
                           153,631
BENEFICIALLY        -----------------------------------------------------------
                    SHARED VOTING POWER
  OWNED BY      6
                           0
    EACH             -----------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
 REPORTING
                           88,231
   PERSON       8   -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
    WITH
                           65,000
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



              153,631
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              6.2%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

            HC
- --------------------------------------------------------------------------------

CUSIP NO.  376376 10 9                           13G

- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Norwest Capital Management & Trust Co., Montana
              Tax Identification No. 81-0357739
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*         (A)   ______
                                                               (B)   ______


- --------------------------------------------------------------------------------
    SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Montana
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                  153,231
                   ------------------------------------------------------------
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY                 0
               7   ------------------------------------------------------------
    EACH           SOLE DISPOSITIVE POWER

 REPORTING                 88,231
               8   ------------------------------------------------------------
   PERSON          SHARED DISPOSITIVE POWER

    WITH                   65,000
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                   153,231
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


                   6.1%
- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          BK
- --------------------------------------------------------------------------------

CUSIP NO.  376376 10 9                      13G

- --------------------------------------------------------------------------------
1   NAME OR REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Glacier Bancorp Inc. Profit Sharing and 401K Plan
              (successor to First Federal Savings Bank Profit Sharing
              and 401K Plan)
              Tax Identification No.  81-0402909
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP*          (A)   ______
                                                                (B)   ______

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

              Does not apply
- --------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER

   SHARES                 62,590
                   ------------------------------------------------------------
BENEFICIALLY       SHARED VOTING POWER
               6
  OWNED BY                0
                   ------------------------------------------------------------
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING               62,590
                   ------------------------------------------------------------
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH                  0
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          62,590

- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES[_]


- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Less than 5%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          EP
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)


Item 1(a)          Name of Issuer:
- ---------          --------------

                   Glacier Bancorp Inc.

Item 1(b)          Address of Issuer's Principal Executive Offices:
- ---------          -----------------------------------------------

                   202 Main St.
                   Kalispell, MT 59903

Item 2(a)          Name of Person Filing:
- ---------          ---------------------

                   1.  Norwest Corporation

                   2. Norwest Capital Management & Trust Co., Montana ("Montana Trust")

                   3.  Glacier Bancorp Inc. Profit Sharing and 401K Plan
                       ("Plan")

                   This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(b). Attached is an agreement among the persons listed above to that effect. Montana Trust is a subsidiary of Norwest Corporation and serves as trustee of a trust that holds assets of Plan.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------

              1.  Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

              2.  Norwest Capital Management & Trust Co., Montana
                  P.O. Box 30058
                  Billings, MT 59117

              3. Glacier Bancorp Inc. Profit Sharing and 401K Plan c/o Norwest Capital Management & Trust Co., Montana P.O. Box 597
                  Helena, MT 59624

Item 2(c)     Citizenship:
- ---------     -----------

              1.  Norwest Corporation is a Delaware corporation.
              2.  Montana Trust is a Montana trust company.
              3.  Plan is an employee benefit plan.

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------

              Common Stock

Item 2(e)     CUSIP Number:
- ---------     ------------

              376376 10 9

Item 3        Type of Person:
- ------        --------------

              (g)  Parent holding company for Norwest Corporation
              (b)  Bank for Montana Trust
              (f)  Employee benefit plan for Plan

Item 4        Ownership:
- ------        ---------

              1.  Norwest Corporation

              (a)  Amount Beneficially Owned.  At December 31, 1993, Norwest
              Corporation was deemed to own, indirectly through its          ,
              subsidiaries, 153,631 shares, consisting solely of the shares indicated below as held by Montana Trust. Norwest Corporation has no other rights to acquire additional shares through the exercise of options or otherwise.

              (b)  Percent of Class: 6.2%

              (c) Number of shares as to which Norwest Corporation, indirectly through its subsidiaries, has:

                (i)   Sole power to vote or direct the vote: 153,631

                (ii)  Shared power to vote or direct the vote: 0

                (iii) Sole power to dispose or to direct the disposition of:
                      88,231

                (iv)  Shared power to dispose or direct the disposition of: 0

          2.  Montana Trust

          (a) Amount Beneficially Owned. At December 31, 1993, Montana Trust was deemed to own 153,631 shares and had no other rights to acquire additional shares through the exercise of options or otherwise.

          (b)  Percent of Class: 6.2%

          (c)  Number of shares as to which Montana Trust has:

            (i)   Sole power to vote or direct the vote: 153,631

            (ii)  Shared power to vote or direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition of: 88,231

            (iv)  Shared power to dispose or direct the disposition of: 65,000

          The persons filing disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of, the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

          3.  Plan

          (a) Amount Beneficially Owned. At December 31, 1993, Plan was deemed to own 62,590 shares, which represented less than 5% of the total shares of common stock outstanding at that date.

Item 5    Ownership of Five Percent or Less of Class:
- ------    ------------------------------------------

          PLAN ONLY: If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
- ------    ---------------------------------------------------------------

          Not Applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired
- ------    ------------------------------------------------------------------
          the Security Being Reported on by the Parent Holding Company:
          ------------------------------------------------------------

          See Exhibit A

Item 8    Identification and Classficiation of Members of the Group:
- ------    ---------------------------------------------------------

          Not Applicable

Item 9    Notice of Dissolution of Group:
- ------    ------------------------------

          Not Applicable

Item 10   Certification:
- -------   -------------

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature:
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 9, 1994

NORWEST CORPORATION

By  /s/ Laurel A. Holschuh
    ----------------------
        Laurel A. Holschuh, Senior Vice President
          and Secretary

                                   EXHIBIT A
                                   ---------

(Attached to and forming a part of Schedule 13G filed by Norwest Corporation on its own behalf and on behalf of Norwest Bank North Dakota, National Association and Norwest Capital Management & Trust Co., Montana regarding Glacier Bancorp Inc. Common Stock.)

Item 7
- ------

      (a) Norwest Bank North Dakota, National Association is a bank - Item 3(b)

      (b) Norwest Capital Management & Trust Co., Montana is a bank - Item 3(b)

                                   AGREEMENT
                                   ---------

  The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed on behalf of Norwest Capital Management & Trust Co., Montana by Norwest Corporation, which holds 100% of the outstanding capital stock of Norwest Capital Management & Trust Co., Montana.

Dated:  February 9, 1994

NORWEST CORPORATION


 /s/ Laurel A. Holschuh
- -----------------------
     Laurel A. Holschuh, Senior Vice President
       and Secretary

NORWEST CAPITAL MANAGEMENT & TRUST CO., MONTANA


/s/ Howard E. Vralsted
- ----------------------
    Howard E. Vralsted, President